SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

CYPRESS BIOSCIENCE, INC.
(Name of Subject Company (Issuer))

RAMIUS V&O ACQUISITION LLC
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

232674507
(CUSIP Number of Class of Securities)

JEFFREY C. SMITH
RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$147,786,057.50	$10,537.15

*
Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 34,773,190 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $4.25 (the purchase price per share offered by Offeror).  Such number of shares of common stock represents 38,588,190 shares issued and outstanding as of August 5, 2010 less 3,815,000 shares of common stock already owned by Ramius Value and Opportunity Advisors LLC, its affiliates and its subsidiaries.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,537.15
Form or Registration No.:	SC TO-T
Filing Party:	Ramius V&O Acquisition LLC
Ramius Value and Opportunity Advisors LLC
Date Filed:	September 15, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 3 to Schedule TO (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 15, 2010, as amended by Amendment No. 1 to Schedule TO on September 20, 2010 and as amended by Amendment No. 2 to Schedule TO on September 21, 2010 (collectively, the “Schedule TO”), by Ramius V&O Acquisition LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Ramius Value and Opportunity Advisors LLC, a Delaware limited liability company (“Ramius”), relating to the offer by Purchaser (the “Offer”) to purchase all issued and outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of Cypress Bioscience, Inc., a Delaware corporation, at a price of $4.25 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated September 15, 2010, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.  This Amendment No. 3 is being filed on behalf of Ramius and Purchaser.

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 3. This Amendment No. 3 should be read together with the Schedule TO.

The safe harbor protections for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 do not apply to any forward-looking statements Ramius or Purchaser may make in connection with the Offer.

  ITEMS 1 THROUGH 9; ITEM 11.

The Offer to Purchase is hereby amended as follows:

Front and Back Cover

The information set forth in the Offer to Purchase on the inside cover is hereby amended to add the following at the bottom of the page: “www.tenderforcypressbio.com”

The second sentence of the first full paragraph on page 40 of the Offer to Purchase is hereby amended and restated to read: “Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from www.tenderforcypressbio.com.”

Summary Term Sheet

In the “Summary Term Sheet” the paragraph under the question “What does Cypress’ Board of Directors think of this offer?” is hereby amended and restated in its entirety to read as follows:

“Cypress’ Board of Directors rejected an earlier proposal by Ramius to acquire all outstanding Shares for $4.00 per Share in cash and declined our overtures to negotiate a mutually acceptable merger agreement.  Cypress’ Board of Directors has not approved this offer. On September 28, 2010, Cypress issued a press release and filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission in connection with the offer, announcing its Board of Directors’ recommendation that Cypress’ stockholders reject the offer and not tender Shares in the offer. See Section 10 — ‘Background of the Offer.’”

Section 10 – “Background of the Offer”

The information set forth in the Offer to Purchase under Section 10 (“Background of the Offer”) is hereby amended to add immediately after the final paragraph of Section 10:

“On September 15, 2010, Value and Opportunity Fund delivered to Cypress a letter (the ‘Stocklist Demand’) demanding, pursuant to Section 220 of the DGCL, inspection of certain stocklist materials of Cypress for the purpose of communicating with stockholders in connection with the Offer.

On September 15, 2010, Value and Opportunity Fund delivered to Cypress a letter (the ‘Rule 14d-5 Demand’) demanding pursuant to Rule 14d-5 under the Exchange Act (‘Rule 14d-5’) inspection of certain stocklist materials of Cypress.  In the Rule 14d-5 Demand, Value and Opportunity Fund agreed to comply with the provisions of paragraph (f) of Rule 14d-5 and elected pursuant to paragraph (f)(1) of Rule 14d-5 to disseminate amendments disclosing material changes to the Purchaser’s tender offer materials pursuant to Rule 14d-5.

On September 16, 2010, Value and Opportunity Fund received a letter from Cypress (the ‘Stocklist Rejection Letter’) in which Cypress (i) elected to comply with the provisions of paragraph (b) of Rule 14d-5 and (ii) rejected the Stocklist Demand on the grounds that Value and Opportunity Fund did not have a valid proper purpose for the Stocklist Demand under Section 220 of the DGCL.

On September 20, 2010, Value and Opportunity Fund filed a complaint (the ‘Stocklist Complaint’) in the Court of Chancery of the State of Delaware seeking an order compelling Cypress to provide Value and Opportunity Fund with the materials requested in the Stocklist Demand.  The Complaint alleged, among other things, that Cypress’ position set forth in the Stocklist Rejection Letter is contrary to settled Delaware law and, accordingly, Value and Opportunity Fund is entitled to inspect Cypress’ stocklist materials.

On September 22, 2010, Value and Opportunity Fund received a letter from Cypress’ counsel stating that Cypress was willing to comply with the Stocklist Demand.  Value and Opportunity Fund subsequently withdrew the Stocklist Complaint.

On September 28, 2010, Cypress announced that on September 27, 2010, the Cypress’ Board of Directors entered into a Rights Agreement (the ‘Rights Agreement’) with American Stock Transfer & Trust Company, LLC, as Rights Agent and declared a dividend of one preferred share purchase right (a ‘Right’) for each outstanding Share, payable to stockholders of record on October 8, 2010 (the ‘Rights Record Date’).  The Rights will also attach to new Shares issued after the Rights Record Date.  Each Right entitles the registered holder to purchase from Cypress one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the ‘Preferred Shares’), of Cypress at a price of $15 per one one-hundredth of a Preferred Share, subject to adjustment. Each Preferred Share is designed to be the economic equivalent of 100 Shares.  The Rights specifically permit an acquisition of Shares by the Purchaser pursuant to the Offer if the Purchaser shall have acquired in the Offer such number of Shares that represent, together with the Shares owned by the Ramius Group at the commencement of the Offer, 90% of the then-outstanding Shares on a fully diluted basis at a price of not less than $4.25 per Share and prior to such acquisition shall have irrevocably committed to a merger of Cypress as promptly as practicable in which merger all remaining Shares will be converted into the right to receive the same consideration paid in the Offer.

On September 28, 2010, Cypress issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer (the ‘Cypress 14D-9’) with the SEC, announcing its Board of Directors’ recommendation that Cypress’ stockholders reject the Offer and not tender Shares in the Offer. In the press release, Cypress further announced that its Board of Directors determined to engage in a broad evaluation of Cypress’ strategic alternatives, with the assistance of its financial advisors, to maximize value for all Cypress stockholders.

On September 30, 2010, the Ramius Group delivered a letter to the Board of Directors in which, among other things, it expressed concerns about the legitimacy and authenticity of Cypress’ planned evaluation of strategic alternatives in light of certain inconsistent statements made by Cypress’ management and Board of Directors surrounding Cypress’ announcement.  The Ramius Group further stated that a ‘broad evaluation of strategic alternatives’ is extremely vague and raises serious questions as to whether the Cypress’ Board of Directors will fully consider, without bias, a sale of Cypress during the process.”

Section 12 – “Source and Amount of Funds”

The information set forth in the Offer to Purchase under Section 12 (“Source and Amount of Funds”) is hereby amended to add immediately after the final sentence of the eleventh paragraph: “Ramius does not intend to seek alternative financing in the event that a definitive agreement is not reached in connection with the RP Financing.”

Section 13 – “Dividends and Distributions”

The information set forth in the Offer to Purchase under Section 13 (“Dividends and Distributions”) is hereby amended to add immediately after the final sentence of the second paragraph: “Any adjustment to the Offer Price due to any dividends or other distributions will be followed by an extension of the Offer, to the extent necessary, in accordance with Rule 14e-1(b) under the Exchange Act (relating to Purchaser’s obligation to keep the Offer open for at least ten business days from the date that notice of such adjustment is first published or sent or given to stockholders).”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(D) Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010.

(a)(5)(E) Content from www.tenderforcypressbio.com.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I hereby certify as of September 30, 2010 that the information set forth in this statement is true, complete and correct.

RAMIUS V&O ACQUISITION LLC

By:	/s/ Owen Littman
	Name:	Owen Littman
	Title:	Authorized Signatory

RAMIUS VALUE AND OPPORTUNITY ADVISORS LLC

By:	/s/ Owen Littman
	Name:	Owen Littman
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 15, 2010.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Summary Advertisement published on September 15, 2010.*
(a)(5)(A)	Press release issued by Ramius LLC, dated September 15, 2010, announcing the commencement of the Offer.*
(a)(5)(B)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 17, 2010. *
(a)(5)(C)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 21, 2010.*
(a)(5)(D)	Press release issued by Ramius Value and Opportunity Advisors LLC, dated September 30, 2010. †
(a)(5)(E)	Content of www.tenderforcypressbio.com. †
(b)(1)	Commitment Letter, dated as of September 14, 2010, among Ramius Value and Opportunity Advisors LLC and RP Management, LLC.*
(d)
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Ramius Navigation Master Fund Ltd, Ramius Optimum Investments LLC, Cowen Overseas Investment LP, Ramius Enterprise Master Fund Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, Cowen Group, Inc., RCG Holdings LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated July 19, 2010 (incorporated by reference to the Schedule 13D filed by Ramius LLC with the Securities and Exchange Commission on July 19, 2010).

(g)	None.
(h)	None.
* Previously filed with the Schedule TO.
† Filed herewith.